■ EXHIBIT 99.2
Change in the Share Numbers of the Largest Shareholder of POSCO
     We hereby inform you of a change in the share numbers of the largest shareholder of POSCO (the ‘Company’) according to Financial Supervisory Commission of Korea and Korea Stock Exchange Act. Details are as follows:
     On July 25, 2008, POSCO confirmed and released the change in the share numbers of the largest shareholder of the company in accordance with the shareholders’ registry book, which was closed at the end of June 2008.
     As of June 30, 2008, National Pension Service has increased the number of POSCO’s shares from 3,404,897 to 3,757,208.